Exhibit 99.1

                       [LETTERHEAD OF MARATHON FUND, L.P.]


August 7, 2000


Dear Board of Directors:

We are writing to you today to formally request that you undertake aggressive action to maximize the value of your shareholders' collective investment in Duckwall-Alco Stores. Many Duckwall-Alco shareholders represented by us have patiently owned shares for five years, but have realized no return on their investment. From July 31st 1995 to July 31st 2000, the value of Duckwall-Alco stock has decreased 22.1% while the S&P 500 has increased by 177.0%, the Russell 2000 by 79.0%, and Russell 2000 Consumer Durables Index by 36.6%. While we appreciate that the management of the firm has tried very hard to deliver value to the shareholders, it is time for the Board of Directors to pursue one of the following options:

1. Initiate a search for an acquirer for Duckwall-Alco. With a book value of $20 per share, an attractive asset base, and an excellent management team, it is our belief that a number of suitors would be interested.

2.    Begin  distributing a sizable portion of earnings to shareholders  in  the form of a dividend. In the five years that Duckwall-Alco has been publicly-owned, the earnings reinvested to grow the company have generated a small return to shareholders. A large annual dividend distribution would offer your shareholders the possibility of a more attractive re-investment alternative.

3. Develop a strategy for distilling value from the large annual pre-tax cash flow generated by Duckwall-Alco, by providing current shareholders with the choice of cash for their shares, or new shares in a more highly-leveraged Company. This strategy should be designed to provide the possibility for continuing shareholders to realize annualized 30%+ returns over the next three to five years, albeit with increased investment risk.

It is your responsibility as fiduciaries to maximize shareholder value. Of course, this does not dictate that you pursue tactics merely to pump up the stock for the short term. However, five years is a very long time to wait for a return in any industry or economic environment. Therefore, we respectfully request a meeting with the Duckwall-Alco Board of Directors for a frank discussion of the three alternatives for growing shareholder value summarized above. We also think it would be prudent for the board to seek counsel from an investment bank in researching these and other options for obtaining the objectives we mutually desire.

The efforts of the firm and its employees have not gone unnoticed by us. Unfortunately, these efforts have been completely ignored by the market. We have shown exemplary patience and understanding as shareholders, but the time has arrived for action. We would appreciate a response to our request by September 1, 2000.

Sincerely,


/s/ David A. Corbin                /s/ Donald M. Woodard, Jr.